EXHIBIT B

IRREVOCABLE PROXY AGREEMENT

AGREEMENT, dated as of February 27, 2020 (this “Agreement”), among Martin E. Franklin, an individual resident of the State of Florida (“Franklin”) and each of the undersigned persons named on the signature pages hereto (each, a “Subject Party” and collectively, the “Subject Parties”).

WHEREAS, each Subject Party received a distribution of common stock, par value $0.01 per share (the “Common Stock”) of Element Solutions Inc, a Delaware corporation listed on the New York Stock Exchange (“Element”) that included the shares of Common Stock set forth next to its name on Schedule I attached hereto (being referred to collectively as the “Subject Shares”).

WHEREAS, each Subject Party has agreed to irrevocably grant to and appoint Franklin, and any individual(s) designated in writing by Franklin, as proxy and attorney-in-fact (with full power of substitution), for and in their name, place, and stead, to vote all of the Subject Shares at any meeting of the Element shareholders or to otherwise consent to any corporate or shareholder action for so long as Franklin serves as a director on the Board of Directors of Element (the “Proxy Term”).

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GRANT OF PROXY

Section 1.1. Irrevocable Proxy. Each Subject Party hereby irrevocably and unconditionally, to the fullest extent permitted by law (but only during the Proxy Term), appoints Franklin as its sole and exclusive attorney-in-fact and proxy, with full power of substitution and re-substitution, to vote and exercise during the Proxy Term (but only during the Proxy Term), in a manner Franklin deems in his sole and absolute discretion appropriate, all voting, consent and similar rights (to the full extent that the Subject Party would be entitled to so vote and exercise them, and including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of holders of any security issued by Element and in every written consent in lieu of such a meeting, with respect to the Subject Shares on the terms and conditions set forth in this Agreement. Upon the execution of this Agreement, any and all prior proxies given by each Subject Party with respect to Subject Shares are hereby revoked and, subject to the terms and conditions set forth in this Agreement, each Subject Party agrees not to grant during the Proxy Term any subsequent proxies with respect to the Subject Shares if and to the extent inconsistent with this Section 1.1.

This Proxy shall continue in full force and effect until the expiration of the Proxy Term and each Subject Party hereby waives any and all right to cancel this Proxy at any time during the Proxy Term.

ARTICLE II

MISCELLANEOUS

Section 2.1. Amendments. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 2.2. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 2.3. Successors and Assigns; No Third-Party Beneficiaries. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 2.4. Governing Law. This Agreement and all other matters related to or arising from this Agreement shall be construed in accordance with and governed by the laws of Delaware.

Section 2.5. Counterparts; Effectiveness. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 2.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provisions is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 2.7. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following address (or at such other address for a party as shall be specified by like notice): c/o Mariposa Capital, LLC, 500 South Point Drive, Suite 240, Miami Beach, Florida 33139.

Section 2.8. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 2.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

/s/ Martin E. Franklin
Martin E. Franklin

TASBURGH, LLC

By:	/s/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Managing Member

POWDER HORN HILL PARTNERS II, LLC

By:	/s/ James E. Lillie
Name: James E. Lillie
Title: Managing Member

Schedule I

Subject Party	Subject Shares
Tasburgh, LLC	1,302,929
Powder Horn Hill Partners II, LLC	395,078